SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. __)*

ZAI LAB LIMITED
(Name of Issuer)
Ordinary Shares, Par Value $0.00006 Per Share
(Title of Class of Securities)
98887Q104(1)
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)
(1) This CUSIP number applies to the Issuer's American Depositary Shares, each representing one ordinary share, par value US$0.00006 per share, or the Issuer.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98887Q104(1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ying Du
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,854,130[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,586,642
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,854,130
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Includes 1,343,333 ordinary shares held outright by Dr. Du. Includes 1,243,309 ordinary shares issuable to Dr. Du upon exercise of options within 60 days of December 31, 2017. Includes 6,267,488 ordinary shares held by certain holders of ordinary shares, including Zai management and their affiliates. Although Dr. Du does not have any pecuniary interest in these ordinary shares, these shareholders have granted Dr. Du the right to vote their shares and, therefore, she may be deemed to be the beneficial owner of the ordinary shares held by these shareholders.
2 The percentage set forth above is based on an aggregate of 51,799,232 ordinary shares, par value $0.00006 per share, which includes (i) 50,555,903 ordinary shares reported to be outstanding in the prospectus dated September 20, 2017 and (ii) 1,243,309 ordinary shares issuable to Dr. Du upon exercise of options within 60 days of December 31, 2017.

CUSIP No. 98887Q104(1)

Item 1(a).	Name of Issuer: Zai Lab Limited (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices: 4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

Item 2(a).	Name of Persons Filing: Ying Du

Item 2(b).	Address of Principal Business Office or, if None, Residence: 4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Ordinary Shares, par value $0.00006 per share

Item 2(e).	CUSIP Number: 98887Q104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[	]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 98887Q104(1)

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See the response to Item 9 on the attached cover page.

(b)	Percent of Class: See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: See the response to Item 7 on the attached cover page.
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Certain holders of the Issuer's ordinary shares, including Zai Lab Limited management and their affiliates, have granted Dr. Du the right to vote 6,267,488 ordinary shares. Although Dr. Du does not have any pecuniary interest in these ordinary shares, she may be deemed to be the beneficial owner of the ordinary shares held by these shareholders.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

CUSIP No. 98887Q104(1)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2018

/s/ Ying Du
Ying Du